March 17, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:

Response to Comment Letter dated March 12, 2010 for Regan Holding Corp.

Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008

File No. 000-19704

Dear Mr. Rosenberg:

As requested, please find below our response to your comments regarding the above Securities and Exchange Commission (SEC) filings. To assist in your review, we have restated your comments in full, with our responses following each of your comments.

Consolidated Statement of Operations, page 23

1.

Please refer to prior comments one and two. We acknowledge the analysis provided in your responses. However, we continue to have difficulty in understanding your basis for concluding the transferred assets are presumptively beyond the reach of a bankruptcy trustee or other receiver for Regan and that your immediate income recognition for the $6.5 million proceeds received from the sale of the Class B interests in 2008 is appropriate. Please provide us with additional analysis supporting your conclusion that you have met all of the conditions in paragraph 9 of SFAS 140. Also, address the applicability of paragraphs 27-28 and 80-84 to your accounting for the transfer of asset trail commissions to Legacy TM and the subsequent sale of the Class B interests. Further, ensure that this analysis describes your basis for concluding that this transaction would be deemed a “true sale at law” in a bankruptcy proceeding, despite Legacy marketing’s initial 33 1/3% interest in trail commission revenue from policies supporting the Class B interest, Regan’s continuing Class A ownership interest in Legacy TM and the Pittses continuing ownership interests in Legacy TM and Regan. In order to facilitate our evaluation of your response, please also provide the following information:

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Explanation of the procedures that will ensure the integrity of the cash flow allocations between the Legacy TM Class A and Class B interest, particularly those procedures that ensure the effective isolation of trail commissions to be received on policies placed in force after March 26, 2008 from the Class B partnership and related pledges made by the Pitts.

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Explanation of your statement, “if the asset (trail commissions) does not perform, the risk is entirely on Legacy TM.” This statement appears to indicate that Regan will bear a portion of the trail commission underperformance risk through its Class A beneficial interest that includes 100% of the trail commission revenue on policies placed in effect after March 26, 2008.

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Explanation of the factors that you considered in concluding that the Bank of Marin would have no recourse to Regan through its Class A interest in Legacy TM and the Pittses ownership interest in Regan in the event that the trail commissions are inadequate to repay the loan.

We believe the analysis provided in our previous response dated February 16, 2010 regarding the criteria outlined in SFAS 140, paragraph 9, demonstrated that we met those conditions to clarify the transaction constituted a sale. However, we agree that we could focus our response on how the sale of the Class B interest is a “true sale at law” and clarifying the implication of a bankruptcy proceeding. First, the sale was a “true sale” in that the Sale of  Partnership Interest & Assignment of Asset Based Trail Commissions Agreement (“Sale & Assignment Agreement”) supported that the transaction was a sale and not a transfer for security, both the benefits and burdens of ownership (for example, risk of reduction in policies in force due to surrenders, death benefit payments, lapses, withdrawals, etc.) were transferred and the exchange was for fair value, which was evaluated and approved by the independent members of the Regan Holding Corp. (“RHC”) Board. The exchange was for cash and did not involve any contingent sales price consideration nor was any credit or yield protection part of the features of the transaction. The sale was culminated at closing (March 26, 2008) and in the Sale & Assignment Agreement, the language reflected that the transaction was a sale. The asset (Class B interest) was transferred without recourse, contingency, or a continuing controlling interest by Legacy Marketing Group (“LMG”) or RHC. To respond specifically to paragraphs 27-28 and 80-84 of SFAS 140, neither LMG nor RHC have a continuing involvement with the transferred asset. The absence of any continuing involvement provides further assurance that the transfer was a true sale at law and protected from creditors even in bankruptcy. For example, we did consider whether the contract or circumstances permitted the revocation of the transfer. There were no circumstances either in contract or elsewhere that allowed LMG or RHC to revoke the transfer; the sale was final on March 26, 2008 as stated in the Sale & Assignment Agreement between LMG and Legacy TM. We also considered whether creditors of LMG or RHC could access the Class B interest through bankruptcy because of the affiliation between LMG and Legacy TM. Since the sale of the Class B interest constitutes a “true sale at law” and that the Bank of Marin (the “Bank”) would not have funded the loan and perfected their interest in the Class B interest if they were not confident they were protected from LMG and RHC creditors. The Bank’s attorneys reviewed the transaction to ensure that the Bank’s interest was perfected and obtained a legal opinion indicating the transaction was a sale. These trail commissions are isolated enough to where they would not be an asset listed in any LMG or RHC bankruptcy proceedings nor would a bankruptcy trustee be able to reach the Class B interest. In regard to LMG’s initial 33 1/3% interest in the trail commission revenue from policies supporting the Class B interest, this one-year period of 33 1/3 % interest (Class A interest) could have been accessible by a bankruptcy trustee of LMG or RHC for the 33 1/3% interest. Though the sale of the Class B interest was based on certain identifiable and fully segregated policies placed in force prior or on March 26, 2008, it was also based on the stream of revenue that was segregated and allocated to each Class B (66 2/3%) and Class A interest (33 1/3% for one year). The isolation of the streams of revenue for Class A interest from Class B interest was managed through a third-party administrator (Perot Systems) and provided to each carrier for the billing of monies due to Legacy TM, Bank, and LMG to ensure that conditions and obligations outlined in the Sale and Assignment Agreement were met.

In response to the first bullet point under comment one, the policies of the respective carriers were identified and segregated as of the purchase date. Subsequently, a third party (Perot Systems) ensures the integrity by administering the policies segregated which generate the annuity cash flow allocations between the Legacy TM Class A and B interests by segmenting the policies in reports that are provided to each carrier for the billing of monies due to Legacy TM, and Legacy TM to ensure each carrier meets their obligations to Legacy TM on a monthly basis.

In response to the second bullet point under comment one, we need to clarify that our statement regarding the performance risk of the trail commissions being entirely on Legacy TM was referring to the Class B interest only.

In response to the third bullet point under comment one, the factors we considered in concluding that the Bank would have no recourse to RHC or LMG through its Class A interests were (1) that the Class A interests were specifically excluded in the loan agreement with the Bank, (2) the Class A partnership has limited liability and would not be subject to debts of Class B partnership interests or of the general partners, and (3) the asset that was pledged was the Class B interest.

2.

Please disclose in Note 5 to your financial statements – Notes and Other Borrowings:

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That the funds received from Legacy TM in connection with the sale of asset trail commissions of $6.5 million were provided by a loan to Legacy TM from the Bank of Marin, guaranteed by the Pittses;

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The terms of Legacy TM’s loan from the Bank of Marin; and

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The business purpose underlying your transfer to Legacy TM of policies placed in effect after March 26, 2008 for a Class A beneficial interest in Legacy TM, whereby you receive 100% of trail commission for these policies.

We acknowledge your request for this additional disclosure and will revise our disclosure to include this information in future filings as follows:

On March 26, 2008, the Company’s subsidiary, Legacy Marketing Group (“LMG”), entered into a sale and assignment agreement to sell and assign all rights, title and interest in certain asset based trail commissions to Legacy TM, a limited partnership (the “Partnership”), for a Class A limited partnership interest in the Partnership and $6.5 million.  LMG’s Class A limited partnership interest is unencumbered.  The transaction closed on March 26, 2008.  Through the Class A limited partnership interest, LMG received for a one-year period a 33.33% beneficial interest in the proceeds from the trail commissions on the policies existing on the closing date, and in perpetuity a 100% interest in the proceeds from trail commissions earned on new policies placed in force after the closing date.  The trail commission revenue is recorded into income when it has been received.  Simultaneously with the sale of the Class A limited partnership interest, the Partnership sold to Lynda L. Pitts and R. Preston Pitts the Class B limited partnership interest in exchange for the guarantee of $6.5 million in debt that the Partnership incurred to acquire the trail commissions.  The holders of the Class B limited partnership interest received for a one-year period a 66.66% interest in the proceeds of the trail commissions on existing policies as of the closing date, and thereafter became entitled to receive a 100% interest in the proceeds from such assigned trail commissions.  Lynda L. Pitts, Chief Executive Officer, and R. Preston Pitts, President, Chief Operating Officer and Chief Financial Officer of the Company, each of whom is also a director of the Company, are the general partners of the Partnership and together own all of the Class B interests in the Partnership.  As a part of the agreement, LMG was not obligated to repurchase or require the Partnership to return the asset under any conditions.

LMG received $6.5 million in cash for its Class B interest from the Partnership.  To accomplish the cash settlement, the Partnership and its general partners, Lynda Pitts, Chief Executive Officer and R. Preston Pitts, President, Chief Operations Officer and Chief Financial Officer, each of whom is a director of the Company, pledged the Class B interest in order to obtain funds to finance the transaction.  The Partnership executed a loan agreement, promissory note and commercial pledge agreement to which LMG was not a party and in which it asserted no conditions.  The general partners, Lynda Pitts and R. Preston Pitts who are partners in the Class B partnership each executed a commercial pledge agreement of their Legacy TM partnership interests and other assets as a condition for funding.  LMG was not a party and asserted no conditions in regard to the pledge agreements.   LMG not only confirmed that it had no interest in the Class B interest, but it also confirmed the Partnership and the Pittses had the right to pledge the Class B interest.

The business purpose of the retention of the Class A interest through Legacy TM is because we had to do a general assignment of the rights and title of all asset-based trail commissions in accordance with each carrier agreement rather than a limited or restricted assignment.  Consequently, the future rights to the trail commissions associated to the policies in force after the sale date (March 26, 2008) were allocated to the Class A interest and ultimately inure to LMG.

Any trail commissions that might be received on policies placed in force after the sale date of March 26, 2008, which were specifically excluded from the loan transaction from the Bank, are allocated to the Class A partnership interest. This interest was not pledged as collateral for the Legacy TM loan. The Pittses have no financial interest in the Class A partnership and likewise, the Class A partnership was not pledged as collateral for the loan.

The loan between Legacy TM and the Bank of Marin (“Bank”) is a term loan with a fixed interest rate of 8% per annum. The term is five years and scheduled payments are due monthly. The Pittses had to make personal guarantees which included using their personal real estate (“other assets”) as a part of that guarantee. The Pittses, not LMG, are individually responsible for the obligation.

As a limited partner, LMG has no liability for the debits of the Partnership.  The contractual language also clarifies the Pitts’ role as general partners:

“The general partner will have exclusive management and control of the business partnership, and all decisions regarding the management and affairs of the partnership will be made by the general partner.  The general partner will have all the rights and powers of general partners as provided in the [California Revised Limited Partnership] Act and as otherwise provided by law.”

Based on the structure of the transaction and contractual language, the Company accounted for the transaction as a sale according with the guidance of SFAS No. 140, Accounting for Transfers of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125, EITF 88-18, Sales of Future Revenues, and FASB Statement No. 77, Reporting by Transferors for Transfers of Receivables with Recourse.

The annuity products, as defined in the Sale of a Partnership Interest & Assignment of Asset Based Trail Commissions agreement, were certain fixed annuity products sold by LMG on behalf of American National Insurance Company, OM Financial Life Insurance Company/Americom Life, Transamerica Life Insurance Company, IL Annuity and Insurance Company, and Investors Insurance Corporation where LMG, in accordance with each carrier’s marketing agreement, would earn monthly a specified number of basis points on each annuity’s cash value for as long as each annuity remained in-force.  At the time of closing, we valued over 65,000 fixed annuity products that were in-force as of that date and had a trail commission due to LMG.  The rights to the trail commissions with respect to policies that were terminated prior to the closing date were not transferred to the partnership as there would have been no continuing value.

In determining the $6.5 million value for the Class B interest, we contracted an outside consultant to perform financial projections based on policies placed in-force as of December 31, 2007 for those carriers listed above and applied certain key assumptions such as lapse rates, growth rates for accumulation values, rates of partial withdrawal, mortality rates, discount rates, and age of policies.  This resulted in the seller and the purchaser agreeing upon $6.5 million as a fair price for the sale of the Class B interest.

LMG will receive through the Class A partnership interest, on any policies placed in force after March 26, 2008, 100% of the proceeds from the trail commissions.  For the period ending December 31, 2008, LMG received approximately $4,000 in trail commissions for these policies.  The Class A interest is not expected to have a significant impact on our future operating results.

We, Regan Holding Corp (the Company), acknowledge the following:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Amy Setikas, Accounting Manager, at (707) 778-8638 ext. 6875 or Preston Pitts, Chief Financial Officer, at (707) 778-8638 ext. 5802.

Sincerely,

/s/ R. Preston Pitts

R. Preston Pitts

Chief Financial Officer